Administrative Office

4333 Edgewood Road NE

Cedar Rapids, IA 52499

VIA EDGAR AND EMAIL

May 4, 2016

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

CowanM@SEC.GOV

Re:	Initial Registration Statement on Form S-3 Filed on May 4, 2016 (File No. 333-211121)

The above-referenced initial registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”) was made on May 4, 2016 (accession number is 0001193125-16-577608). The Registration Statement relates to a group (or individual) fixed contingent annuity contract (“Contract”) issued by Transamerica Advisors Life Insurance Company (“Transamerica”).

1.	Registration Statement

Registrant is filing the Registration Statement to comply with Rule 415(a)(6) under the Securities Act, and to carry forward the total dollar amount of unsold securities registered pursuant to Transamerica’s existing registration statement (File No. 333-185576).

2.	Selective Review

We respectfully request selective review of the Registration Statement pursuant to Securities Act Release No. 6510 (Feb. 15, 1984).

In support of this request, we note that the prospectus contained in the Registration Statement is substantially similar to the prospectus contained in the currently effective registration statement (File No. 333-185576), except that the new prospectus states that the Contracts are no longer sold, and contains updated tax and other disclosure related to the required update of the prospectus.

3.	Timetable for Effectiveness

We respectfully request that the SEC staff process the Registration Statement so that it may be declared effective as soon as practicable in order to maintain the continuous registration of the Contracts.

At the appropriate time, Transamerica will orally request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

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If you have any comments or questions regarding these filings, please call Alison Ryan at (213) 742-5216 or Ayla Nazli at (213) 742-5218.

Sincerely,

/s/ Alison Ryan

Alison Ryan
Associate General Counsel